Exhibit 21.1

List of Subsidiaries of Gogo Inc.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
AC BidCo LLC	Delaware	100%
Gogo Air International GmbH	Switzerland	100%
Gogo Air Mexico, S. de R.L. de C.V.	Mexico	100%
Gogo Air Pty. Ltd.	Australia	100%
Gogo Brasil Participações Ltda.	Brazil	100%
Gogo Brasil Telecomunicações Ltda.	Brazil	100%
Gogo Business Aviation LLC	Delaware	100%
Gogo Connectivity Ltd.	Canada	100%
Gogo Finance Co. Inc.	Delaware	100%
Gogo France SaS	France	100%
Gogo Germany GmbH	Germany	100%
Gogo Godo-Kaisha	Japan	100%
Gogo India LLP	India	100%
Gogo Intermediate Holdings LLC	Delaware	100%
Gogo International Holdings LLC	Delaware	100%
Gogo International Limited	United Kingdom	100%
Gogo LLC	Delaware	100%
Gogo Netherlands BV	Netherlands	100%
Gogo Pvt. Ltd.	Hong Kong	100%
Gogo Singapore Pte. Ltd.	Singapore	100%
Gogo Shanghai Ltd.	China	100%